Mail Stop 3561

August 6, 2008

Via U.S. Mail and Facsimile

Scott D. Davis
Chairman and Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

      RE: United Parcel Service, Inc.
             Form 10-K for the fiscal year ended December 31, 2007

             File No. 001-15451

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Linda Cvrkel
             Branch Chief

Via facsimile: Kurt P. Kuehn, Chief Financial Officer
          (404)828-6619